Mail Stop 3561

December 14, 2007

Mr. Edward L. Larsen
Senior Vice President, Finance and Chief Financial Officer and Treasurer
The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043

      RE: **The Talbots, Inc.**
                Form 10-K for Fiscal Year Ended February 3, 2007
                Filed April 10, 2007
                Form 10-Q for Fiscal Quarter Ended May 5, 2007
                File No. 1-12552

Dear Mr. Larsen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                William H. Thompson
                Branch Chief